

March 10, 2011

Via Facsimile ((858) 458-3144) and U.S. Mail

Deyan Spiridonov, Esq.
Paul, Hastings, Janofsky & Walker LLP
4747 Executive Drive, 12th Floor
San Diego, CA 92121

>   **Re: Herley Industries, Inc.**
>   **Amended Schedule TO-T filed March 8, 2011 by Lanza Acquisition et. al.**
>   **SEC File No. 005-34884**

Dear Mr. Spiridonov:

We have limited our review of the filing to those issues we have addressed in our comments.

Offer to Purchase
Cover Page

1.   We note your response to prior comment 1. Please revise your disclosure further to clarify that the determination of whether the minimum tender condition has been satisfied will be the expiration date of the offer.

Summary Term Sheet, page 1

2.   We note your revisions in response to prior comment 2. It appears that given the number of shares available to be issued pursuant to the Top-Up Option, the bidders will need to receive tenders of approximately 12% of the fully diluted shares above the minimum tender condition amount before the exercise of the Top-Up Option would result in the bidders' ownership of 90% or more of the company's shares. Please revise your disclosure to clarify.

Please direct any questions to me at (202) 551-3619.

>   Sincerely,

>   Daniel F. Duchovny
>   Special Counsel
>   Office of Mergers & Acquisitions